SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G**


                   Under the Securities Exchange Act of 1934
                               (Amendment No.  )*

                                   NTL, Inc.
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                   629407107
                                 (CUSIP Number)

                                  May 5, 1998
            (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 2,438,500 shares, which constitutes approximately 7.5% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 32,311,367 shares outstanding.

CUSIP No. 629407107

1.   Name of Reporting Person:

     Prime 66 Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power: -0-
Number of
Shares
Beneficially   6.   Shared Voting Power: 2,438,500
Owned By
Each
Reporting      7.   Sole Dispositive Power: -0-
Person
With
               8.   Shared Dispositive Power: 2,438,500

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,438,500

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 7.5%


12.  Type of Reporting Person: PN

Item 1(a).     Name of Issuer.

     The name of the issuer is NTL, Inc. (the "Company")

Item 1(b).     Address of Issuer's Principal Executive Offices.

     The principal executive offices of the Issuer are located at 110 E. 59th Street, 26th Floor, New York, New York 10022.

Item 2(a).     Names of Persons Filing.

     Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13G Statement is hereby filed by Prime 66 Partners, L.P., a Texas limited partnership (the "Reporting Person"). Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): P-66 Genpar, L.P., a Texas limited partnership ("Genpar"), Carmel Land & Cattle Co., a Texas corporation ("Carmel"), William P. Hallman, Jr. ("Hallman"), P-66, Inc., a Texas corporation ("P-66"), The Sid R. Bass Management Trust, a revocable trust existing under the laws of the state of Texas ("Trust"), and Sid R. Bass ("SRB"). The Reporting Person and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

Item 2(b).     Address of Principal Business Office, or if None, Residence.

     The principal business office for each of (1) the Reporting Person, (2) Genpar, (3) Carmel, and (4) P-66 is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

     The principal business office for each of (1) Trust, and (2) SRB is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     The principal business office for Hallman is 201 Main Street, Suite 2500, Fort Worth, Texas 76102.

Item 2(c).     Citizenship.

     All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).     Title of Class of Securities.

     This statement relates to shares of Common Stock, par value $.01 per share (the "Stock"), issued by the Company.

Item 2(e).     CUSIP Number.

     The CUSIP number of the shares of Stock is 629407107.

Item 3.   Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

     If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

     (b) / /  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

     (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

     (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

     (e) / / An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

     (f) / /  An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

     (g) / /  A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

     (h) / / A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) / /  Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to section 240.13d-1(c), check this box /X/.

Item 4.   Ownership.

     (a) - (b)

     Reporting Person

     Pursuant to Rule 13d-3(a), the Reporting Person is the beneficial owner of 2,438,500 shares of the Stock, which constitutes approximately 7.5% of the outstanding shares of Stock.

     Controlling Persons

     Each of (1) Genpar, as one of two general partners of the Reporting Person, and (2) Carmel, as the sole general partner of Genpar, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,438,500 shares of the Stock, which constitutes approximately 7.5% of the outstanding shares of Stock.

     In his capacity as the sole shareholder of Carmel, Hallman may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,438,500 shares of the Stock, which constitutes approximately 7.5% of the outstanding shares of Stock.

     In its capacity as one of two general partners of the Reporting Person, P-66 may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,438,500 shares of the Stock, which constitutes approximately 7.5% of the outstanding shares of Stock.

     In its capacity as the sole shareholder of P-66, Trust may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,438,500 shares of the Stock, which constitutes approximately 7.5% of the outstanding shares of Stock.

     In his capacity as a Trustee of Trust, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,438,500 shares of the Stock, which constitutes approximately 7.5% of the outstanding shares of Stock.

     To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (c)

     Reporting Person

     Acting through its two general partners, Genpar and P-66, the Reporting Person has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,438,500 shares of the Stock.

     Controlling Persons

     Acting through its general partner, Carmel, and in its capacity as one of two general partners of the Reporting Person, Genpar has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,438,500 shares of the Stock.

     In his capacity as the sole shareholder of Carmel, Hallman has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,438,500 shares of the Stock.

     In its capacity as one of two general partners of the Reporting Person, P-66 has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,438,500 shares of the Stock.

     In its capacity as the sole shareholder of P-66, Trust has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,438,500 shares of the Stock.

     In his capacity as a Trustee of Trust, SRB has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,438,500 shares of the Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     No person other than the Item 2 Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Stock owned by them.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.



Item 8.   Identification and Classification of Members of the Group.

     This Schedule 13G Statement is being filed on behalf of the Reporting Person pursuant to Rule 13d-1(c). The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:     May 14, 1998



                         PRIME 66 PARTNERS, L.P.


                         By:  P-66, INC.
                              general partner

                              By: /s/ William P. Hallman, Jr.
                              William P. Hallman, Jr., Vice-President


                         By:  P-66 GENPAR, L.P.,
                              general partner

                              By:  Carmel Land & Cattle Co.,
                                   general partner

                                   By: /s/ William P. Hallman, Jr.
                                   William P. Hallman, Jr., Vice-President





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EXHIBIT INDEX

EXHIBIT             DESCRIPTION

24.1 Power of Attorney authorizing W. Robert Cotham, William O. Reimann IV, Mark L. Hart, Jr., Thomas W. Briggs, and Calvin M. Jackson to act on behalf of Prime 66 Partners, L.P., filed herewith.